Exhibit (a)(5)(B)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 3, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
(including the associated preferred stock purchase rights)
of
Digimarc Corporation
at
$11.90 Net Per Share
(which does not include the value attributable to the Spin-Off described in the Offer to Purchase)
by
Dolomite Acquisition Co.
a wholly-owned subsidiary of
L-1 Identity Solutions, Inc.

        Dolomite Acquisition Co. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation ("L-1"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights, the "Shares"), of Digimarc Corporation, a Delaware corporation ("Digimarc"), at a purchase price of $11.90 per Share (the "Offer Price"), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2008, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among Purchaser, L-1 and Digimarc, as it may be amended from time to time (the "Merger Agreement"), pursuant to which L-1 has agreed to acquire Digimarc, which following the Spin-Off (as defined below) will consist only of the secure ID business of Digimarc, for aggregate consideration of $310,000,000. Accordingly, stockholders of Digimarc as of the Spin-Off Record Date (as defined in the Offer to Purchase) will be eligible to receive cash consideration from L-1 pursuant to the Offer and shares in a new publicly-held company following the Spin-Off, which will hold Digimarc's digital watermarking business. The market value of the shares of the new publicly-held company will not be known until the shares start trading. The Offer Price does not include the value attributable to the Spin-Off and is based on an estimated 26,050,000 Shares outstanding, including 3,862,000 Shares estimated to be issued upon exercises of stock options ("Stock Options") to purchase Shares on or prior to the Spin-Off Record Date. The Offer Price is subject to adjustment based on the total number of Shares outstanding after giving effect to the number of Shares issued upon exercise of Stock Options on or prior to the Spin-Off Record Date as more fully described in the Offer to Purchase. Stockholders of record who tender directly to Computershare Inc. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer.

Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON AUGUST 1, 2008, UNLESS THE OFFER IS EXTENDED.

        The Merger Agreement provides, among other things, that following the completion of the Offer and subject to certain conditions set forth therein, Purchaser will merge with and into Digimarc and Digimarc will continue as the surviving corporation and a wholly-owned subsidiary of L-1 (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by L-1 or Purchaser, which Shares will be cancelled and shall cease to exist, or stockholders who exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price of $11.90 or any greater per Share price paid in the Offer, without interest thereon and less any required withholding taxes.

        Prior to the completion of the Offer, Digimarc will contribute all of the assets and liabilities related to its digital watermarking business, together with all of Digimarc's cash, including cash received by Digimarc upon the exercise of Stock Options on the Spin-Off Record Date, to a wholly-owned subsidiary of Digimarc ("DMRC LLC"), the limited liability company interests of which will be (i) distributed to holders of Shares on the Spin-Off Record Date in a taxable spin-off transaction (the "Spin-Off") upon effectiveness of a registration statement on Form 10 (the "Form 10") of DMRC Corporation, a wholly-owned subsidiary of DMRC LLC ("DMRC Corporation"), filed in connection with the Spin-Off, or (ii) pending effectiveness of the Form 10, transferred to a newly-created trust for the benefit of such Digimarc stockholders (the "Trust Transfer"). Following the Spin-Off or the Trust Transfer, DMRC LLC will merge with and into DMRC Corporation, and each limited liability company interest of DMRC LLC will be converted into one share of common stock of DMRC Corporation. If the Trust Transfer occurs, the trust will distribute shares of DMRC Corporation common stock to holders of Shares on the Spin-Off Record Date, upon effectiveness of the Form 10, which DMRC Corporation filed with the Securities and Exchange Commission ("SEC") on June 23, 2008.

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition (defined below). The "Minimum Condition" requires that the number of Shares that has been validly tendered in connection with the Offer (other than Shares tendered by guaranteed delivery (as described in the Offer to Purchase) where actual delivery has not occurred) and not withdrawn prior to the expiration of the Offer, when added to any Shares then owned by L-1, Purchaser or their respective subsidiaries, represent more than 50% of the then issued and outstanding Shares on a fully-diluted basis. The Offer is also subject to other conditions set forth in the Offer to Purchase. The Offer is not subject to a financing condition.

        The Digimarc Board of Directors has unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of Digimarc and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Digimarc accept the Offer, tender their Shares pursuant to the Offer, and, if required by applicable law, adopt the Merger Agreement.

        The Merger Agreement provides that Purchaser (i) will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, the New York Stock Exchange or the Nasdaq Global Market that is applicable to the Offer; provided that Purchaser will not be required to extend the Offer beyond December 31, 2008; (ii) may, in its sole discretion and regardless of whether the Minimum Condition has been satisfied, extend the Offer for one period of no more than 10 business days; provided that in no event will Purchaser extend the offer beyond December 31, 2008; (iii) will, if Digimarc will have so requested in writing no less than two business days prior to the initial Expiration Date (as defined in the Offer to Purchase) and on the initial Expiration Date the Minimum Condition is not satisfied, extend the Offer for the period of time stated in Digimarc's written request (which period will not exceed 10 business days beyond the initial Expiration Date); (iv) may, in its discretion, extend the Offer for one or more periods of no more than 10 business days each until the date on which the conditions of the Offer are satisfied or waived if, on the initial Expiration Date or any extended Expiration Date, any condition of the Offer is not satisfied and the Merger Agreement has not been terminated in accordance with its terms; (v) will extend the Offer from time to time for one or more periods until the earlier of the date on which the Spin-Off or the Trust Transfer has been completed and September 30, 2008 if, on the initial Expiration Date or any extended Expiration Date, the Minimum Condition has been satisfied but the Spin-Off or the Trust Transfer has not been completed; (vi) may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), following the Acceptance Time (as defined in the Offer to Purchase); and (vii) will, if immediately following the Acceptance Time, L-1, Purchaser and their respective subsidiaries own less than 90% of the Shares outstanding at that time (which shares owned will include Shares tendered in the Offer and not withdrawn), to the extent reasonably requested by Digimarc, provide for a subsequent offering period of at least 10 business days. Other than as may be required by the Merger Agreement, Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so.

        Neither L-1 nor Purchaser will, without the prior written consent of Digimarc, accept for payment or pay for any Shares in the Offer if, as a result, L-1 and Purchaser would acquire less than the number of Shares necessary to satisfy the Minimum Condition.

        Purchaser has agreed in the Merger Agreement that, without the consent of Digimarc, it will not (i) decrease the number of Shares sought to be purchased by Purchaser in the Offer; (ii) reduce the Offer Price; (iii) extend or otherwise change the Expiration Date, except as described above; (iv) change the form of consideration payable in the Offer; (v) amend, modify or supplement any of the conditions of the Offer or terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, the holders of Shares; or (vi) amend or waive the Minimum Condition.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Upon the terms and conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in Section 3 of the Offer to Purchase; (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.

        Shares tendered pursuant to the Offer may be withdrawn at any time on or before the expiration of the Offer. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after August 31, 2008, unless Purchaser has already accepted them for payment. For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived by the Purchaser. None of Purchaser, L-1 or any of their respective affiliates or assigns, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Digimarc provided Purchaser with Digimarc's stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Digimarc's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer, the Merger and the Spin-Off.

        The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the "Information Agent") at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
 Stockholders Call Toll Free: (888) 750-5834
Banks and Brokers Call Collect: (212) 750-5833

July 3, 2008